Exhibit 99.1

NEWS RELEASE

Toronto, July 7, 2023

Franco-Nevada To Release Second Quarter 2023 Results

Franco-Nevada today announced it will report its second quarter 2023 results as follows:

Second Quarter 2023 Results Release:	August 8th after market close
Conference Call and Webcast:	August 9th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join

the conference call by phone without operator assistance.

Participants will receive an automated call back after

entering their name and phone number):

https://bit.ly/3P6nG47
Webcast:	www.franco-nevada.com
Replay (available until August 16th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 828736 #

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com